Teva Announces FDA Acceptance of a Supplemental New Drug Application for ProAir®
RespiClick (albuterol sulfate) Inhalation Powder for Pediatric Patients

FDA Will Review Filing to Expand Use of ProAir® RespiClick in Pediatric Patients with
Asthma

Jerusalem, September 10, 2015 – Teva Pharmaceutical Industries Ltd., (NYSE: TEVA) announced today that the U.S. Food and Drug Administration (FDA) has accepted for review the company’s supplemental new drug application (sNDA) for ProAir® RespiClick (albuterol sulfate) Inhalation Powder for the treatment or prevention of bronchospasm in patients 4 to 11 years of age with reversible obstructive airway disease and for the prevention of exercise-induced bronchospasm (EIB).

ProAir® RespiClick was approved by the FDA in March 2015 for the treatment or prevention of bronchospasm in patients 12 years of age and older with reversible obstructive airway disease and for the prevention of EIB. ProAir® RespiClick is the only multi-dose, breath-activated short-acting beta-agonist (SABA) inhaler available to patients in the U.S. It differs from other currently available rescue inhalers as it utilizes breath-activated technology that enables patients to breathe in to receive a measured dose of the medicine, eliminating the need for hand-breath coordination during inhalation.

“The acceptance of the pediatric filing for ProAir® RespiClick by the FDA represents an important step forward for Teva in our mission to better serve patients living with respiratory conditions, such as asthma and EIB,” said Tushar Shah, MD, Senior Vice President, Teva Global Respiratory Research and Development. “With millions of children living with asthma in the United States, it is important to provide this age group with a new option in rescue inhalers that does not require hand-breath coordination during inhalation.”

The sNDA for ProAir® RespiClick includes data from Teva’s pediatric clinical trial program that evaluated the safety and efficacy of the treatment in children 4 – 11 years of age. The sNDA for ProAir® RespiClick has been accepted by the FDA for standard review, with FDA Regulatory Action expected in April 2016.

Approved Uses

ProAir® RespiClick (albuterol sulfate) Inhalation Powder is indicated in patients 12 years of age and older for the treatment or prevention of bronchospasm with reversible obstructive airway disease and for the prevention of exercise-induced bronchospasm.

Important Safety Information

Do not use ProAir® RespiClick (albuterol sulfate) Inhalation Powder if you are allergic to albuterol sulfate, lactose, or milk proteins. Call your doctor right away if you develop red, itchy bumps on your skin, swelling beneath your skin or in your throat, rash or worsening trouble breathing

If your symptoms become significantly worse when you use ProAir® RespiClick, seek medical attention immediately. This may indicate either a worsening of your asthma or a reaction to the medication. Either of these could be life-threatening

Do not increase your dose or take extra doses of ProAir® RespiClick without first talking to your healthcare professional

Before using ProAir® RespiClick, be sure to tell your healthcare professional if you have a heart, blood, thyroid or seizure disorder, high blood pressure, diabetes, are pregnant or planning to become pregnant, or are breastfeeding or planning to breastfeed

ProAir® RespiClick can cause significant heart-related side effects, such as an increase in pulse, blood pressure and/or related symptoms. If you have a heart condition, your healthcare professional will determine if ProAir® RespiClick is right for you

Make sure your healthcare professional knows all the medicines you are taking — especially other inhaled medicines, other asthma medicines, heart and blood pressure medicines and drugs that treat depression — because some medicines may interfere with how well your asthma medicines work

Common side effects in patients taking ProAir® RespiClick include back pain, body aches and pains, upset stomach, sinus headache, and urinary tract infection

Please click here for Full Prescribing Information

About Asthma

Asthma is a chronic (long-term) disease of inflammation of both the large and small airways of the lungs, characterized by symptoms of wheezing and coughing. Asthma causes recurring periods of wheezing (a whistling sound when you breathe), chest tightness, shortness of breath and coughing that often occurs at night or early in the morning. Without appropriate treatment, asthma symptoms may become more severe and result in an asthma attack, which can lead to hospitalization and even death.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions to millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2014 amounted to $20.3 billion. For more information, visit www.tevapharm.com.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our innovative products, especially Copaxone® (including competition from orally-administered alternatives, as well as from potential purported generic equivalents) and our ability to migrate users to our 40 mg/mL version; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from the research and development efforts invested in our pipeline of specialty and other products; our ability to reduce operating expenses to the extent and during the timeframe intended by our cost reduction program; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2014 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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